Exhibit 1.01

Carlisle Companies Incorporated
Conflict Minerals Report
For the Year Ended December 31, 2024
This Conflict Minerals Report (the “Report”) of Carlisle Companies Incorporated (“Carlisle,” “the Company,” “we,” “us,” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the year ended December 31, 2024. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“the Act”).
The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. For purposes of this assessment, conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“Conflict Minerals” or “3TG”) and originated from the Democratic Republic of the Congo or an adjoining country (“Covered Countries”). These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict. Please refer to the Rule for definitions of the terms used in this Report, unless otherwise defined herein. Please also note that the report presented herein is not audited.
Company Overview
Carlisle is a leading manufacturer and supplier of innovative building envelope products and solutions that enable greater energy efficiency in buildings. Through our family of leading brands in our building products businesses, we provide labor-reducing and environmentally responsible solutions to contractors and building owners with a keen focus on delivering the best-in-class Carlisle Experience to all channel partners. Carlisle is composed of the following segments:
•Carlisle Construction Materials (“CCM”); and
•Carlisle Weatherproofing Technologies (“CWT”).
In 2024, we divested our former Carlisle Interconnect Technologies (“CIT”) segment. CIT is not included in this Report since our due diligence for the 2024 Report Year, as described in greater detail below, did not begin until after our CIT divestiture was completed.
Products Overview
CCM is a manufacturer and supplier of premium roofing products and related technologies primarily for the commercial construction market. CCM offers high-performance, single-ply roofing solutions that include ethylene propylene diene monomer (“EPDM”), thermoplastic polyolefin (“TPO”), polyvinyl chloride (“PVC”), architectural metal and roof garden systems. Key raw materials for this segment include methylene diphenyl diisocyanate ("MDI"), polyol, EPDM polymer, TPO polymer, carbon black and coated steel.
CWT is a leading provider of high-performance waterproofing and moisture protection products, protective roofing underlayments, integrated air and vapor barriers, spray polyurethane foam and coating systems, and block-molded expanded polystyrene insulation for the building envelope. Key raw materials for this segment include MDI, silicone polymer, asphalt, glass mat and expanded polystyrene insulation bead.
Based on a review of the key raw materials used by the segments and discussions with key operations personnel across all segments, the Company determined that the CCM segment may utilize a minimal amount of Conflict Minerals in the manufacturing process and that CWT does not use Conflict Minerals in the manufacturing process. For the year ended December 31, 2024, the Company’s reasonable country of origin inquiry (“RCOI”) and due diligence inquiries focused on CCM.
Conflict Minerals Policy
The Company has adopted a Conflict Minerals Policy, which is publicly available on our website at www.carlisle.com under “Corporate Governance”.

Reasonable Country of Origin Inquiries
The Company completed a detailed scoping exercise, led by key operating and purchasing personnel, including reviewing all purchases over a 12-month period to identify any 3TG and corresponding suppliers. The suppliers were sorted according to their likelihood of supplying components or materials containing Conflict Minerals. Those that were known to or could potentially supply components or materials containing Conflict Minerals with whom annual spend exceeded a specified threshold were considered to be in scope for supplier inquiries.
As a result of this scoping process, 11 different suppliers were identified for RCOI outreach.
We conducted a RCOI reasonably designed to determine whether the 3TG in our products in the 2024 Report Year originated from the Covered Countries or are from recycled or scrap sources in accordance with the requirements of the Rule. The Covered Countries are the Democratic Republic of Congo and its adjoining countries (Angola, Burundi, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda and Zambia). As part of its RCOI, and with the assistance of a third-party consultant, Assent Compliance, Inc. (“Assent”), the Company engaged its potential 3TG suppliers to collect information regarding the presence and sourcing of 3TG in its products. Suppliers were asked to complete and submit, within a certain time frame, the RBA-GeSI Conflict Minerals Reporting Template ("CMRT") version 6.4. The CMRT is a standardized reporting template developed by the Responsible Minerals Initiative (“RMI”) that requests, among other things, information regarding country of origin of 3TG supplied to the Company and the smelters or refiners ("SOR") in the supply chain. Assent followed up with all unresponsive suppliers through a defined process through both automated emails and one-on-one emails, including offering assistance and further information to suppliers about the requirements of the Rule and the Company’s expectations.
Because of the size, complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is challenging to identify providers upstream from our direct suppliers. There are potentially many tiers of suppliers and sub-suppliers between the Company and the SORs that process the 3TG that is contained in each product manufactured or contracted to be manufactured by Carlisle. Therefore, it is inherently difficult to determine the ultimate source of 3TGs in our products.
Based on the responses received thus far from direct suppliers, there is reason to believe that some of the necessary Conflict Minerals used in our products may have originated from the Covered Countries, but no instances were identified in which this sourcing, directly or indirectly, financed or benefited armed groups from the Covered Countries. However, since not all supplier responses have been received and not all additional inquiries have been completed, we are unable to determine the country of origin of some Conflict Minerals or whether they originated from recycled or scrap sources.
As a result of the above conclusion and pursuant to the Rule, we undertook due diligence measures on the source and chain of custody of the necessary Conflict Minerals in our products which we had reason to believe may have originated from Covered Countries and which may not have come from recycled scrap or scrap sources. There is significant overlap between our RCOI efforts and our due diligence measures performed.
Due Diligence Performed
Carlisle undertook systematic due diligence to determine the status of the Conflict Minerals used in its businesses. Due diligence efforts have been designed to conform, in all material respects, with the framework presented by The Organization for Economic Co-operation and Development (“OECD”) in the publication OECD (2016), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, OECD Publishing, Paris (http://dx.doi.org/10.1787/9789264252479-en) and the related Supplements for gold and for tin, tantalum and tungsten, an internationally recognized due diligence framework. The OECD Due Diligence Guidance includes the following five-step program:
Step 1: Establish strong company management systems
Step 2: Identify and assess risks in the supply chain
Step 3: Design and implement a strategy to respond to identified risks
Step 4: Carry out independent third-party audit of smelter/refiner’s due diligence practices
Step 5: Report annually on supply chain due diligence

Establish Strong Company Management Systems
•Conflict Minerals Policy: As noted above, the Company has adopted and maintains a Conflict Minerals Policy related to our sourcing of 3TG. The policy has been provided to our suppliers and is publicly available on our company website.
•Internal Team and Training: The Conflict Minerals team responsible for overseeing Carlisle’s compliance is composed of our General Counsel and our CIT Director of Supplier Development along with designated representatives within the supply chain organizations at each segment. Additionally, a professional services firm was engaged to augment the internal management group responsible for the design and implementation of our planned due diligence.
•Control Systems: A management system has been established to support supply chain due diligence related to 3TG. We employ a supply chain system of controls and transparency through the use of due diligence tools, such as the CMRT used to identify the smelters and refiners that process the necessary Conflict Minerals contained in a company's products and the country of origin of those Conflict Minerals.
•Supplier Engagement: We have feature requirements related to Conflict Minerals in our standard template for significant supplier contracts and specifications so that current and future suppliers are obligated to comply with our policies on Conflict Minerals, including participation in a supply chain survey and related due diligence activities.
•Grievance Mechanism: In the event of an actual or possible violation of our policies, including the Company’s Conflict Minerals Policy, employees (internal) and suppliers (external) can report violations as part of the Company’s protocol for reporting suspected violations of the Carlisle Code of Business Conduct and Ethics. The Company’s Code of Business Conduct and Ethics is available on our website at www.carlisle.com under “Corporate Governance”.
•Records Maintenance: We employ a database to assess due diligence information and maintain records related to our conflict mineral program, in accordance with our record retention policies.
Identify and Assess Risks in the Supply Chain
Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. We have determined that seeking information about 3TG SORs in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.
Our primary means of determining origin of our 3TG for the 2024 Report Year was by conducting a supply chain survey with direct suppliers using the CMRT. This supply chain survey, and Carlisle’s Conflict Minerals program as a whole, has been developed and implemented in cooperation with Assent.
Assent provided each supplier a copy of the CMRT to complete for purposes of Conflict Minerals tracking. Assent followed up with all unresponsive suppliers through a defined process through both automated emails and one-on-one emails. The software platform automatically reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included incomplete responses as well as inconsistencies within the data reported in the CMRT. Assent worked directly with those suppliers to provide revised responses.
Once surveys were returned, Assent reviewed and attempted to match each verified SOR identified in the completed surveys to available lists of SORs that have been validated as conflict free under internationally-recognized schemes such as the RMI Responsible Minerals Assurance Process ("RMAP"). If a SOR was not validated by the RMI’s RMAP, Assent either attempted to contact the SOR to gather more information about its sourcing practices or conducted research to determine whether there are any additional publicly available sources of information regarding the SORs' sourcing practices.
In accordance with OECD Guidelines, it is important to understand risk levels associated with Conflict Minerals in the supply chain. Smelters not being certified DRC-Conflict Free pose a significant risk to the Supply Chain. Each facility that meets the RMI definition of a smelter or refiner of a 3TG mineral is assigned a risk of high, medium or low based on five scoring criteria:
•Geographic proximity to the DRC and covered countries;
•RMAP audit status;

•Known or plausible evidence of unethical or conflict sourcing;
•Known mineral source country of origin; and
•Peer assessments conducted by credible third-party sources.
If a risk is identified, risk mitigation activities are initiated. As per the OECD Due Diligence Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the goal of progressive elimination of these risks from the supply chain.
In addition, suppliers are guided to the Assent University learning platform to engage in educational materials on mitigating the risk of smelters or refiners on the supply chain.
Design and Implement a Strategy to Respond to Identified Risks
The Company maintains a risk management plan to respond to risks identified in the above-described risk assessment. The Company’s Conflict Minerals program is implemented, managed and monitored in accordance with this risk management plan.
The Company’s Conflict Minerals team provides updates to senior management of the Company in connection with the Conflict Minerals program, including with regard to risk assessment and results of the annual due diligence process.
As described in our Conflict Minerals Policy, we expect our suppliers to fully support our compliance efforts, including in connection with our due diligence efforts to trace the source and chain of custody of our 3TG. As part of our risk management plan, to ensure suppliers understand our expectations, we worked with Assent to provide documented instructions to suppliers and answered all inquiries that needed further clarification. We will continue improving our Conflict Minerals process to obtain complete and accurate information about SORs.
Support Independent Third-Party Audits of Supply Chain
The Company does not typically have a direct relationship with 3TG smelters and refiners. Therefore, we rely on the RMI’s RMAP to manage and report results of the independent third-party audits of smelters and the related certification.
Carry Out Independent Third-Party Audit of Smelter/Refiner's Due Diligence Practices
While we currently do not engage an independent third-party audit of smelters/refiners identified in our supply chain, we support the auditing efforts of the RMI.
Results of Due Diligence
As a result of the due diligence efforts described above, we received responses from 7 of our direct suppliers for the year ended December 31, 2024. Of these, all 7 were completed and validated CMRTs. From these responses, a list was compiled of the smelters and refiners that may have been used to process 3TGs necessary to the functionality or production of our products. For all smelters identified, Assent confirmed that the name was listed on the RMI’s Standard Smelter List. We have validated 26 smelters to date. Based on the smelter lists provided by suppliers via the CMRTs and publicly available information regarding the results of sourcing audits by the RMI, we have identified 25 Conflict-Free SORs (See Appendix A).
The information that we received from a majority of our direct suppliers was at a company-wide level. Therefore, the smelters identified by our direct suppliers may include facilities that processed 3TGs that our direct suppliers supplied to their other customers rather than to us. Thus, we are unable to conclusively determine whether these smelters were used to process the 3TGs necessary to the functionality or production of our products during 2024. Because of this uncertainty, we are also unable to conclusively determine the country of origin of 3TGs in our products during 2024, and therefore, are unable to conclusively determine the source and chain of custody of those 3TGs. In addition, the third-party audits conducted by the RMI, and the information that we receive from our direct suppliers may yield inaccurate or incomplete information. For example, the information received from our direct suppliers may be incomplete because they may not have received accurate and complete Conflict Minerals information from all of the suppliers in their own supply chain. We also do not have access to audit reports or detailed findings of the third-party audits conducted as part of the RMI RMAP and, as a result, are not responsible for the quality of these audits or the audit findings.

Due Diligence Procedures to be Performed
Carlisle will continue to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary Conflict Minerals benefit armed groups. We will continue to work to increase the response rate of suppliers and will continue to evaluate responses to the surveys with the expectation that the third-party developed software will continue to help increase efficiency and identify any necessary follow-up procedures. This includes executives and supply chain management teams completing a supplier scoping exercise, sending CMRTs to any supplier selling goods to Carlisle that may contain 3TG minerals, detailed analysis of all survey responses, and additional inquiries as necessary.

Appendix A
Summary of Smelter and Refiner Status
The table below details, as of December 31, 2024, the status of operational smelter and refiner facilities, identified by the surveyed suppliers, and the results of our smelter and refiner due diligence activities. The table indicates the number of such smelters and refiner facilities that:
•have received a "conflict-free" designation from an independent third-party audit program (referred to as "Conformant"); or
•have received a "non-conformant" designation from an independent third-party audit program (referred to as "Non-Conformant").

Metal	Smelter Name	Smelter Facility Location	RMAP Audit Status
Tin	EM Vinto	Bolivia (Plurinational State of)	Conformant
Tin	Fenix Metals	Poland	Conformant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Conformant
Tin	Mineracao Taboca S.A.	Brazil	Conformant
Tin	Minsur	Peru	Conformant
Tin	Operaciones Metalurgicas S.A.	Bolivia (Plurinational State of)	Conformant
Tin	PT Babel Surya Alam Lestari	Indonesia	Conformant
Tin	PT Mitra Stania Prima	Indonesia	Conformant
Tin	PT Refined Bangka Tin	Indonesia	Conformant
Tin	PT Timah Tbk Mentok	Indonesia	Conformant
Tin	Thaisarco	Thailand	Conformant
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Conformant
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China	Conformant
Tin	Magnu's Minerais Metais e Ligas Ltda.	Brazil	Conformant
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	Conformant
Tin	Aurubis Beerse	Belgium	Conformant
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	Conformant
Tin	PT Rajawali Rimba Perkasa	Indonesia	Conformant
Tin	PT Mitra Sukses Globalindo	Indonesia	Conformant
Tin	Fabrica Auricchio Industria e Comercio Ltda.	Brazil	Non-Conformant
Tin	Mining Minerals Resources SARL	Congo, Democratic Republic of The	Conformant
Tin	PT Aries Kencana Sejahtera	Indonesia	Conformant
Tin	PT Timah Tbk Kundur	Indonesia	Conformant
Tin	PT Tinindo Inter Nusa	Indonesia	Conformant
Tin	Tin Technology & Refining	United States of America	Conformant